PRESS RELEASE

New Gold Inc and Kamloops Division sign

Participation Agreement with respect to New Afton Project

March 24, 2008, Kamloops, British Columbia – New Gold Inc. (TSX:NGD)(AMEX:NGD) and the Kamloops Division of the Secwepemc Nation, comprising the Kamloops Indian Band and the Skeetchestn Indian Band, jointly announce that they have signed a Participation Agreement relating to New Gold’s New Afton Project. The purpose of the Participation Agreement is to establish a co-operative and mutually beneficial relationship between the First Nations and the Company with respect to the Project and provide a long-term framework for communication, collaboration and cooperation. The Agreement will provide the Kamloops Division with economic opportunities and social and financial benefits, including employment, education, training and business opportunities. The Agreement secures the consent of the Kamloops Division to the Project and its support through all project phases.

 In making the announcement Mr. Cliff Davis, President and CEO of New Gold, commented: “We believe that the agreement we have signed with the Kamloops Division is a milestone in the development of the New Afton project and presents an unique opportunity for the Company and the Kamloops Division to work together to ensure that the Project is developed in an environmentally and culturally sustainable manner, recognizing the value that the First Nations place on the cultural, spiritual and historic heritage of the land.” Chief Ron Ignace of the Skeetchestn Indian Band said “These were tough negotiations for all parties, but now we have an economic alliance that will help both the Kamloops Division and New Gold to be successful.” Chief Shane Gottfriedson of the Kamloops Indian Band, stated: “We believe that we have a deal with the Company that will bring real long-term economic benefits to our communities and the Company as well.” Both Chiefs expressed the hope that the New Gold agreement will send a positive signal to the provincial government that the province also should seek an agreement with the Kamloops Division, one that would reconcile aboriginal interests with those of the Crown.

For more information from the Company, contact: Mr Cliff Davis, President and Chief Executive Officer New Gold Inc. 70 University Avenue Toronto, Ontario M5J 2M4 (416) 977-1067	For more information from the Kamloops Indian Band contact: Chief Shane Gottfriedson Kamloops Indian Band 200-355 Yellowhead Hwy Kamloops, British Columbia V2H 1H1 (250) 318-8527 or (250) 828-9700	For more information from the Skeetchestn Band contact: Chief Ron Ignace, Skeetchestn Indian Band PO Box 178 Savona, British Columbia V0K 2J0 (250) 851-6757 or (866) 373-2493